Exhibit 4.12

EXECUTION VERSION

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of May 17, 2024, by and between OceanPal Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), and Sphinx Investment Corp., a corporation organized under the laws of the Republic of the Marshall Islands (“Sphinx”, and together with the Company, the “Parties”).

WHEREAS, (i) as of the date of this Agreement, Sphinx beneficially owns 1,050,505 common shares of the Company, par value $0.01 per share (the Company’s common shares, the “Common Shares”, and the Common Shares beneficially owned by Sphinx from time to time, the “Sphinx Shares”), and on December 15, 2023, Sphinx delivered a formal notice (such notice, as supplemented on January 5, 2024, the “Nomination Notice”) to the Company nominating two individuals for election to the Board of Directors of the Company (the “Board”) and making certain other stockholder proposals to be voted upon at the Company’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”); and

WHEREAS, the Parties desire to put aside their differences in respect of the 2024 Annual Meeting, and the Company desires that Sphinx provide, and Sphinx desires to provide, strategic advice and support to the Company.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.          Withdrawal of Nomination Notice. Sphinx hereby irrevocably (a) withdraws the Nomination Notice, as well as the director nominations and the proposals set forth therein, and (b) agrees not to make any nominations or proposals at, or to solicit any proxies with respect to, the 2024 Annual Meeting.

2.           Voting Commitment.

(a)        Until the conclusion of the Company’s 2029 annual meeting of shareholders (the “Termination Date”), Sphinx shall cause all Sphinx Shares that it or any of its affiliates (including Mr. George Economou, his direct linear descendants, spouses, or members of their respective immediate families, together the “Economou Parties”) has the power to vote as of the record date of any meeting of stockholders of the Company occurring on or prior to the Termination Date (without prejudice to the right of Sphinx to dispose of some or all of the Sphinx Shares at any time prior to, on or after the Termination Date), to be present for quorum purposes and voted at such shareholder meeting (i) in favor of each candidate for election as a director nominated or otherwise recommended by the Board, (ii) against any candidate for election as a director that is not nominated or otherwise recommended by the Board and (iii) otherwise in connection with the Board’s recommendation on any other proposal other than proposals (A) with respect to any Extraordinary Transaction (as defined below), (B) with respect to any related party transaction to which the Company is a party, (C) with respect to any issuance of equity securities of the Company (or any securities convertible into or exchangeable or exercisable for such securities), and/or (D) which adversely affect the rights of common stockholders of the Company in a manner that is disproportionate to other stockholders of the Company.

(b)       Sphinx currently holds 100 shares of common stock of Diana Shipping. Except as described in the immediately preceding sentence, Sphinx represents and warrants to the Company that, as of the date hereof, the Economou Parties do not hold any common stock, preferred stock or warrants (collectively, “Diana Shipping Equity Interests”) in Diana Shipping Inc. (“Diana Shipping”). Until the conclusion of Diana Shipping’s 2029 annual meeting of shareholders (the “Diana Shipping 2029 Annual Meeting”), Sphinx shall cause all Diana Shipping Equity Interests that the Economou Parties have the power to vote as of the record date of any meeting of stockholders of Diana Shipping occurring on or prior to the Diana Shipping 2029 Annual Meeting to be present for quorum purposes and voted at such shareholder meeting (i) in favor of each candidate for election as a director that is not nominated or otherwise recommended by the board of directors of Diana Shipping (the “Diana Shipping Board”) and (iii) otherwise in connection with the Diana Shipping Board’s recommendation on any other proposal other than proposals (A) with respect to any Extraordinary Transaction (as defined below), (B) with respect to any related party transaction to which Diana Shipping is a party, (C) with respect to any issuance of equity securities of Diana Shipping (or any securities convertible into or exchangeable or exercisable for such securities), and/or (D) which adversely affect the rights of common stockholders of the Diana Shipping in a manner that is disproportionate to other stockholders of Diana Shipping.

3.          Standstill. From the execution of this Agreement until the Termination Date (provided that to the extent that the provisions of this Section 3 apply with respect to Diana Shipping or its subsidiaries, officers, directors or employees, the obligations of this Section 3 shall extend until the Diana Shipping 2029 Annual Meeting), without the prior written approval of the Board, Sphinx shall not, and Sphinx shall cause its affiliates (including the Economou Parties), and the officers, directors, employees, managers, agents and other representatives of it and its affiliates, not to, directly or indirectly, in whole or in part:

(a)         acquire, offer to acquire or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of record or beneficial ownership of, any Common Shares (other than the Sphinx Shares held as of the date of this Agreement, as such number may decrease in the future) or other voting securities of the Company, Diana Shipping or any subsidiary of the Company or any subsidiary of Diana Shipping (excluding for the avoidance of doubt any Excluded Person) (such parties, the “Covered Parties”), or any beneficial ownership in any of the foregoing (except by way of stock splits, stock or rights dividends, recapitalizations, reorganizations and the like, or other distributions or offerings generally made available on a pro rata basis to holders of voting securities of the Company) or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to any Common Shares or other voting securities of any Covered Party;

(b)         (i) seek, alone or in concert with others, election or appointment to, or representation on, the Board, or the board of directors or other governing body of any Covered Party, or nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination any person for election (or to make or be the proponent of any other shareholder proposal or bring forth any other Covered Party business) at any Company or Diana Shipping shareholder meeting; (ii) initiate or participate in any solicitation of proxies or written consents (or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act)) in respect of (A) any election contest or removal contest (or conduct or participate in any “withhold” campaign) with respect to the Company’s or Diana Shipping’s directors or (B) otherwise in respect of any other proposal or business to be brought before a Company or Diana Shipping shareholder meeting; or (iii) call or request to call (publicly or otherwise), alone or in concert with others, any special meeting of Company or Diana Shipping shareholders (or the setting of a record date therefor);

(c)       make any request for shareholder lists or other books and records of any Covered Party under any statutory or regulatory provisions providing for shareholder access to books and records of any Covered Party;

(d)        form, join or act in concert with any “group” (as defined under Section 13(d) of the Exchange Act) with respect to any Common Shares or other voting securities of any Covered Party (excluding for the avoidance of doubt any group comprised solely of Sphinx and its affiliates);

(e)       deposit in or subject any Common Shares or other voting securities of any Covered Party to any voting trust or voting agreement or arrangement or enter into any voting trust or voting agreement or arrangement with any person (other than the Company) with respect to any Common Shares or other voting securities of any Covered Party;

(f)         make any public proposal with respect to, or publicly disclose any intent to: (i) any change in the number, term or identity of directors serving on the Board or the Diana Shipping Board or the filling of any vacancies on the Board or the Diana Shipping Board; (ii) any change in the capitalization, capital allocation policy or dividend policy of the Company or Diana Shipping; (iii) any other change in the Company’s or Diana Shipping’s management, governance, corporate structure, affairs, business or policies; (iv) any waiver, amendment or modification to the Company’s or Diana Shipping’s Articles of Incorporation, Bylaws or other organizational documents; (v) causing a class of securities of the Company or Diana Shipping to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (vi) causing a class of equity securities of the Company or Diana Shipping to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(g)        make, submit, effect, offer or propose, or knowingly encourage any other person to effect, offer or propose, either alone or in concert with others, any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring, sale of all or substantially all assets, liquidation, dissolution or similar transaction with respect to any Covered Party (or any of their respective joint ventures or any of their respective securities or material assets) (each, an “Extraordinary Transaction”); provided, however, that nothing in this Section 3(g) shall be construed to limit the ability of Sphinx or any of its affiliates’ (including the Economou Parties) to acquire or make any offer to acquire any vessel of any Covered Party that is then-being auctioned or otherwise held for sale by a Covered Party;

(h)         engage in any short sale or any purchase, sale, or grant of any option, warrant, convertible security, share appreciation right, or other similar right (including any put or call option or “swap” transaction) with respect to any Company or Diana Shipping security (excluding for the avoidance of doubt (i) any index fund, exchange traded fund, benchmark fund or broad basket of securities, (ii) any commodities investments and (iii) any investments in or with respect to the securities of any company other than the Company (whether engaged in or involved with the shipping industry or otherwise));

(i)        sell, offer, or agree to sell, all or substantially all, directly or indirectly, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying common stock of any Covered Party held by Sphinx or its affiliates to any third party;

(j)        enter into any negotiations, agreements, arrangements or understandings with any third party (whether written or oral) with respect to any of the foregoing, or advise, assist or seek to persuade any third party to take any action with respect to any of the foregoing;

(k)         publicly (or in a manner that would reasonably be expected to result in a publicly announcement or disclosure) make or in any way advance publicly (or in a manner that would reasonably be expected to result in a public announcement or disclosure) any request or proposal that the Company or the Board amend, modify or waive any provision of this Agreement (including this subclause); or

(l)         take any action challenging the validity or enforceability of this Agreement unless the Company is challenging the validity or enforceability of this Agreement; provided, however, that the restrictions in this Section 3 shall not prevent, prohibit or restrict Sphinx or any of its affiliates from (x) making (A) any factual statement as required by applicable legal process, subpoena or legal requirement from any governmental authority with competent jurisdiction over the person from whom information is sought (so long as such process, subpoena or legal requirement did not arise as a result of discretionary acts by Sphinx or such affiliates in violation of this Agreement) or (B) any private or confidential communication to or with the Board, the Diana Shipping Board or any officer or director of the Company or Diana Shipping or legal counsel that is not intended to, and would not reasonably be expected to, trigger or require any public disclosure of such communications for any of the Parties or (y) selling all or any portion of the Sphinx Shares or any Diana Shipping Equity Interests at any time.

4.           Mutual Release of Claims and Covenant Not to Sue.

(a)         Each of Sphinx, on behalf of itself and its past, present and future affiliates (and the respective officers, directors, employees, managers, agents and other representatives of it and its affiliates, including but not limited to the Economou Parties) (each, a “Sphinx Releasor”) hereby (subject to Section 10) irrevocably, waives, releases and forever discharges, to the fullest extent permitted by law, the Company, its subsidiaries and its and their respective officers, directors and employees (each solely in their capacities as such) and Diana Shipping, its subsidiaries and its and their respective officers, directors and employees ((x) in the case of Diana Shipping and its subsidiaries, solely in their capacity as shareholders of the Company (and in the capacity as the Company’s parent company prior to the spin-off of the Company) and/or with respect to transactions entered into by Diana Shipping Inc. or its subsidiaries with the Company or its subsidiaries prior to the execution of this Agreement, and (y) in the case of such officers and directors and employees, each solely in their capacity as an officer, director and/or employee of Diana Shipping and/or any of its subsidiaries) (each, a “Covered Party Releasee”) from any and all claims, liabilities, obligations, promises, agreements, injuries, damages, costs, losses, debts, expenses (including attorneys’ fees and costs incurred), causes of action, suits, judgments, rights and demands of any nature whatsoever, known or unknown, suspected or unsuspected, existing or prospective, fixed or contingent, whether made or to be made directly or derivatively, whether at law or at equity or otherwise (all of the foregoing, collectively, “Claims”), that any Sphinx Releasor has, has had or may in the future have against any Covered Party Releasee arising out of or in connection with facts, matters and circumstances having occurred prior to the execution of this Agreement, other than (x) any Claims that any Sphinx Releasor may have in respect of any commercial transactions that any Sphinx Releasor may have with any Covered Party Releasee independent of the past or present ownership by any Sphinx Releasor of Company securities, (y) (for the avoidance of doubt) any rights that any Sphinx Releasor may have, now or in the future to receive any cash, stock, rights or other dividends or distributions upon the Common Shares that are declared or otherwise made by the Company (irrespective of when such dividend or distribution is made or declared or was required to have been made or declared) or (z) (for the avoidance of doubt) any Claims that any Sphinx Releasor has, has had or may in the future have against Performance Shipping Inc. or any of its respective subsidiaries (or any successor of Performance Shipping Inc. or any of its subsidiaries)(or any of its or their respective shareholders (or successors thereto), officers, directors or employees (in their capacities as such)), ((x), (y) and (z), together, “Excluded Sphinx Claims”).

(b)        The Company, on behalf of itself and its past, present and future affiliates (and the respective officers, directors, employees, managers, agents and other representatives of it and its affiliates) (each, a “Company Releasor”), hereby irrevocably waives, releases and forever discharges, to the fullest extent permitted by law, each of Sphinx, Maryport Navigation Corp. and the Economou Parties, and their respective officers, directors and employees (each in their capacities as such) (each, a “Sphinx Releasee”) from any and all Claims that any Company Releasor has, has had or may in the future have against any Sphinx Releasee arising out of or in connection with facts, matters and circumstances having occurred prior to the execution of this Agreement (other than any Claims that any Company Releasor may have in respect of any commercial transactions that any Sphinx Releasee may have with any Covered Party Releasee independent of the past or present ownership by any Sphinx Releasee of Company securities) (“Excluded Company Claims”).

(c)         Each of Sphinx (on behalf of itself and on behalf of the other Sphinx Releasors) and the Company (on behalf of itself and the other Company Releasors) acknowledges that it may hereafter discover facts in addition to or different from those that it or its officers, directors, employees, managers, agents and other representatives now know or believe to be true with respect to the subject matter of this Agreement or any Claim, but it is the Parties’ intention to fully and finally and forever settle, discharge and release any and all Claims arising out of or in connection with facts, matters and circumstances having occurred prior to the execution of this Agreement (other than Excluded Sphinx Claims and Excluded Company Claims). In furtherance of this intention, the releases contained in this Section 4 shall be and remain in effect as full and complete general releases with respect to the Claims released hereby notwithstanding the discovery or existence of any such additional or different facts.

(d)        Sphinx (on behalf of itself and on behalf of the other Sphinx Releasors) hereby (subject to Section 10) irrevocably covenants not to sue, individually or with any person in any way, to commence, knowingly aid in any way, prosecute or knowingly cause to be prosecuted against any Covered Party Releasee any judicial action or other similar proceeding, in law or in equity, asserted directly or derivatively, including without limitation arbitration or other alternative dispute resolution procedure, based upon any Claim released pursuant to Section 4(a).

(e)         The Company (on behalf of itself and the other Company Releasors) hereby irrevocably covenants not to sue, individually or with any person in any way, to commence, knowingly aid in any way, prosecute or knowingly cause to be prosecuted against any Sphinx Releasee any judicial action or other similar proceeding, in law or in equity, asserted directly or derivatively, including without limitation arbitration or other alternative dispute resolution procedure, based upon any Claim released pursuant to Section 4(b).

(f)         Each Sphinx Releasee and Covered Party Releasee is an express third party beneficiary of this Section 4, and shall be entitled to enforce this Section 4 as if it were a direct party hereto.

5.           Strategic Advice. Each of Sphinx and the Company anticipate on a non-binding, non-reliance basis that until the earlier of the Termination Date and such other date as Sphinx ceases to beneficially own at least 5% of the Company’s outstanding Common Shares, Sphinx may from time to time (if requested by the Board and solely to the extent Mr. Economou desires to do so) make Mr. Economou available to the Board of the Company to provide strategic advice with respect to opportunities for the creation of shareholder value.

6.         Mutual Non-Disparagement. Until the Termination Date, Sphinx shall not and shall cause its affiliates (and the officers, directors, employees, managers, agents and other representatives of it and its affiliates (each in their capacities as such)) not to, and the Company shall not and shall cause its affiliates (and the officers, directors, employees, managers, agents and other representatives of it and its affiliates (each in their capacities as such)) not to, make any public statement that disparages or otherwise reflects detrimentally on the Covered Party Releasees (or as applicable, the Sphinx Releasees), or the business of the Covered Party Releasees (or as applicable, the Sphinx Releasees). The restrictions in this Section 6 shall not prevent any person from providing any truthful testimony or production of information, in each case when compelled to provide such testimony or information (whether by legal process, subpoena or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought). Each Sphinx Releasee and Covered Party Releasee is an express third party beneficiary of this Section 6, and shall be entitled to enforce this Section 6 as if it were a direct party hereto.

7.          Company Equity Issuances. The Company hereby agrees that from the execution of this Agreement until the first anniversary of the date of this Agreement, the Company shall not authorize or issue any additional Common Shares (including the conversion of existing or newly issued preferred stock into Common Shares), except for underwritten registered offerings of Common Shares made at a price per Common Share equal to or higher than $2.47 in which the Company provides Sphinx pro rata piggy-back rights (which shall be subject to pro rata cutbacks, but which shall otherwise be on customary terms) to participate as a seller alongside the Company in such transaction at such same price. The foregoing excludes the issuance of Common Shares pursuant to any options outstanding as of the date hereof pursuant to the Company’s employee stock award plans and the issuance of Common Shares upon the exercise of outstanding convertible preferred securities as of the date hereof by holders that are not directors, officers or other affiliates of the Company.

8.           Public Statements; SEC Filings.

(a)       Promptly following the execution of this Agreement (and in any event within one (1) business day after the date of this Agreement), the Company shall issue a press release (the “Press Release”) announcing this Agreement, in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release, no Party shall issue any press release or make any public statement or announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party.

(b)        No later than two (2) business days following the date of this Agreement, the Company shall file with the SEC a Current Report on Form 6-K reporting its entry into this Agreement (the “Form 6-K”). The Form 6-K shall be consistent with the terms of this Agreement and the Press Release. The Company shall provide Sphinx with a reasonable opportunity to review and comment on the Form 6-K prior to the filing with the SEC and consider in good faith any comments of Sphinx.

(c)         No later than two (2) business days following the date of this Agreement, Sphinx shall file with the SEC an amendment to its Schedule 13D in compliance with Section 13 of the Exchange Act reporting its entry into this Agreement (the “Schedule 13D Amendment”). The Schedule 13D Amendment shall be consistent with the terms of this Agreement and the Press Release. Sphinx shall provide the Company with a reasonable opportunity to review the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company.

(d)        No Party shall, and each Party shall cause its affiliates and representatives not to, make any statement inconsistent with the Press Release, the Form 6-K or the Schedule 13D Amendment.

9.        Termination. Unless otherwise mutually agreed to in writing by the Company and Sphinx, this Agreement shall remain in effect until the Termination Date (except to the extent that the provisions hereof apply with respect to Diana Shipping or its subsidiaries, officers, directors or employees, which shall remain in effect until the Diana Shipping 2029 Annual Meeting), whereupon it shall terminate (other than with respect to Section 4, which shall survive such termination). Notwithstanding the foregoing, in the event that any of the Company, Diana Shipping or any of their respective subsidiaries (alone or in combination) at any time acquires any interest in, merges with or otherwise engages in any Extraordinary Transaction with respect to (x) Performance Shipping, Inc. (or any successor thereto) or any of Performance Shipping, Inc.’s subsidiaries (or any successor thereto) or (y) any shareholder of any person referred to in clause (x) (or any successor to any such shareholder) other than a Permitted Performance Shareholder (each of the persons referred to in clause (x) and/or clause (y), an “Excluded Person”, and collectively, the “Excluded Persons”), whether in one transaction or through a series of transactions, then (i) all of the obligations of the Sphinx Parties pursuant to this Agreement shall immediately terminate and (ii) this Agreement shall not apply, and shall be deemed to have never applied, to any of the Excluded Persons or (in each case in their capacities as such) any of their respective officers, directors or employees. For purposes of this Section 9, a “Permitted Performance Shareholder” shall mean any company traded on a national securities exchange or registered investment company within the meaning of the Investment Company Act of 1940, as amended, that owns securities of Performance Shipping, Inc. solely for investment purposes and of which the Company, Diana Shipping and/or their respective subsidiaries, individually or in the aggregate, own less than five (5) percent of the issued and outstanding voting securities, but shall in all circumstances exclude Mango Shipping Corp., Taracan Investments S.A. and Mitzela Corp. and their respective subsidiaries (and the successors of any of the forgoing). As a material inducement to the willingness of Sphinx to enter into this Agreement and provide the covenants, releases and other agreements set forth herein, the Company represents and warrants that none of the Company, Diana Shipping or any of their respective subsidiaries has engaged in any transactions of the type referred to in the immediately preceding sentence with respect to any Excluded Person.

10.      Expenses. Within seven (7) business days following the date of this Agreement, the Company shall pay to Sphinx $6,750,000 as deemed reimbursement in full for Sphinx’s costs, effort and expense in respect of the Company through the date of this Agreement, including in connection with the Nomination Notice. Notwithstanding anything in this Agreement to the contrary, the agreements, obligations and undertakings of Sphinx in this Agreement, and the effectiveness of the releases set forth in Section 4, are conditioned upon the timely performance by the Company of its payment obligations pursuant to this Section 10.

11.         Amendments. This Agreement may be modified, amended or otherwise changed only in a writing signed by each of Sphinx and the Company.

12.         Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given: (a) when delivered by hand, with written confirmation of receipt; (b) upon sending if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving party by electronic mail; (c) one (1) business day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:	with copies (which shall not constitute notice) to:

OceanPal Inc.	Paul, Weiss, Rifkind, Wharton & Garrison LLP
c/o Steamship Shipbroking Enterprises Inc.
Pendelis 26	1285 Avenue of the Americas
175 64 Palaio Faliro	New York, NY 10019
Athens, Greece	Attn: Andrew J. Ehrlich
Attn: Robert Perri	Andrew D. Krause
Email: aehrlich@paulweiss.com
akrause@paulweiss.com
Email: rperri@oceanpal.com

If to Sphinx:	with copies (which shall not constitute notice) to:

Sphinx Investment Corp	Cadwalader, Wickersham & Taft LLP
c/o Levante Services Limited	200 Liberty Street
Leoforos Evagorou 31, 2nd F. Office 211066	New York, NY 10281
Nicosia, Cyprus 1066	Attn: Richard M. Brand
Attn: Kleanthis Costa Spathias	Kiran S. Kadekar
Email: info@kapadf.com.cy	Email: richard.brand@cwt.com
kiran.kadekar@cwt.com

13.        Governing Law; Jurisdiction; Jury Waiver. This Agreement, and any disputes arising out of or relating to this Agreement, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to its conflict of laws principles. The Parties agree that exclusive jurisdiction and venue for any lawsuit, claim or proceeding before any court (each, a “Legal Proceeding”) arising out of or related to this Agreement shall exclusively lie in the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York. Each Party waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding, and irrevocably submits to personal jurisdiction in any such court in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in any inconvenient forum. Each Party consents to accept service of process in any such Legal Proceeding by service of a copy thereof upon either its registered agent in the State of New York or the Secretary of State of the State of New York, with a copy delivered to it by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 12. Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

14.        Specific Performance. Each Party to this Agreement acknowledges and agrees that a non-breaching Party would be irreparably injured by an actual breach of this Agreement by the other Party or its representatives and that monetary remedies may be inadequate to protect the Parties against any actual or threatened breach or continuation of any breach of this Agreement. Without prejudice to any other rights and remedies otherwise available to the Parties under this Agreement, each Party shall be entitled to equitable relief by way of injunction or otherwise and specific performance of the provisions hereof upon satisfying the requirements to obtain such relief without the necessity of posting a bond or other security, if a Party or any of its representatives breach or threaten to breach any provision of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching Party.

15.         Miscellaneous.

(a)       This Agreement contains the entire agreement between the Parties and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

(b)         Except as specifically set forth in Section 4 and Section 6, and as specifically set forth herein with respect to Diana Shipping, its subsidiaries and their respective officers, directors and employees, there are no third party beneficiaries to this Agreement.

(c)         This Agreement shall not be assignable by operation of law or otherwise by a Party without the consent of the other Party. Any purported assignment without such consent is void ab initio. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

(d)         If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

(e)        This Agreement may be executed in one (1) or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

(f)        Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. This Agreement was prepared jointly by the Parties and no rules that it be construed against the drafter shall have any application in its construction or interpretation. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(g)        The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Company and Sphinx has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

OCEANPAL INC.

By:	/s/ Robert Perri
Name:	Robert Perri
Title:	Chief Executive Officer

[Signature Page to Support Agreement]

SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Name:	Kleanthis Costa Spathias
Title:	Director

[Signature Page to Support Agreement]

Exhibit A

Form of Press Release

OceanPal Inc. Announces Entry Into
Support Agreement with Sphinx Investment Corp.

Sphinx Terminates its Proxy Contest and Enters Into Voting Commitment
Mr. Economou Expected to Be Made Available to Provide Strategic Advice

ATHENS, GREECE – May 17, 2024 – OceanPal Inc. (“OceanPal” or the “Company”) (NASDAQ: OP) announced today that it has entered into a Support Agreement (the “Agreement”) with Sphinx Investment Corp. (“Sphinx”), an affiliate of George Economou, which owns approximately 14.1% of the Company’s outstanding common stock, providing for the future support of the Company and its Board by Sphinx.

Pursuant to the Agreement, Sphinx has agreed to cease its efforts with respect to the election of directors and the passage of shareholder proposals at the 2024 annual meeting of the Company’s stockholders, and to commit to voting in favor of the Board’s slate of recommended directors and with respect to certain other proposals at each Company shareholder meeting through the 2029 annual meeting of the Company’s shareholders. In addition, Sphinx and the Company have agreed on a non-binding basis to a structure for the provision by Mr. Economou of strategic advice to the Board with respect to future opportunities for creating shareholder value.

Mr. Robert Perri, Chief Executive Officer of the Company, said:

I am pleased that OceanPal and Sphinx have been able to put aside their differences. We value Sphinx’s interest in the Company, and I and the rest of the board look forward to further discussing with George his views on opportunities to create value for OceanPal’s stockholders.

The Agreement also includes customary standstill provisions, mutual releases and non-disparagement and expense reimbursement terms, among others.

Addition information with respect to the Agreement will be filed with the U.S. Securities and Exchange Commission (the “SEC”) on a Current Report on Form 6-K.

About the Company

OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.